Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

NeuroOne Medical Technologies Corporation

Minnetonka, Minnesota

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-224572) of NeuroOne Medical Technologies Corporation of our report dated December 12, 2018, relating to the consolidated financial statements which appears in this Form 10-KT. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

Minneapolis, Minnesota

December 12, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.